Exhibit 99.1

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2025	As of December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$109,369,559	$87,927,726
Restricted cash	1,196,047	880,358
Accounts receivable, net	9,110,950	7,768,381
Inventories	4,487,120	8,456,295
Prepaid expenses and other current assets	4,830,631	7,779,378
TOTAL CURRENT ASSETS	$128,994,307	$112,812,138

NON-CURRENT ASSETS:
Property, plant and equipment, net	$76,249,787	$79,568,773
Intangible assets, net	43,913	47,094
Land-use rights, net	603,013	605,343
Right-of-use assets	261,061	300,664
Other non-current assets	109,263	157,076
TOTAL NON-CURRENT ASSETS	$77,267,037	$80,678,950
TOTAL ASSETS	$206,261,344	$193,491,088

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$5,583,785	$6,712,972
Long-term loans	13,826,847	10,506,144
Accounts payable	9,318,029	8,095,509
Notes payable	3,986,822	2,934,527
Deferred income	39,186	46,874
Accrued expenses and other payables	2,245,186	3,195,138
Taxes payable	405,503	3,603
Lease liabilities	92,078	87,648
TOTAL CURRENT LIABILITIES	$35,497,436	$31,582,415

NON-CURRENT LIABILITIES:
Long-term loans	$4,386,204	$4,335,336
Lease liabilities	237,425	278,282
Deferred tax liabilities	1,459,880	1,550,063
TOTAL NON-CURRENT LIABILITIES	$6,083,509	$6,163,681
TOTAL LIABILITIES	$41,580,945	$37,746,096

COMMITMENTS AND CONTINGENCIES (NOTE 19)	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (No par value; 50,330,928 and 50,023,428 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	$-	$-
Additional paid-in capital	44,078,172	42,997,303
Statutory reserve	12,087,066	12,087,066
Accumulated other comprehensive loss	(6,244,578)	(9,307,406)
Retained earnings	114,759,739	109,968,029
TOTAL SHAREHOLDERS’ EQUITY	$164,680,399	$155,744,992
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$206,261,344	$193,491,088

F-1

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2025	2024
Revenue	$70,113,334	$68,628,167
Cost of revenue	(48,759,252)	(44,640,292)
Gross profit	21,354,082	23,987,875

Operating expenses:
Selling expenses	(9,018,638)	(9,969,783)
General and administrative expenses	(3,599,484)	(1,835,460)
Research and development expenses	(2,050,984)	(1,996,454)
Total operating expenses	(14,669,106)	(13,801,697)

Other income (expenses):
Interest income	49,537	96,257
Interest expenses	(541,770)	(548,663)
Other income, net	252,522	8,514
Other expense, net	(972,418)	(335,465)
Exchange Gain (loss)	1,181	(15,208)
Total other expenses, net	(1,210,948)	(794,565)

Income before income tax	5,474,028	9,391,613
Income tax expenses	(682,318)	(511,672)
Net income	$4,791,710	$8,879,941

Other comprehensive income
Foreign currency translation adjustments, net of tax	(3,062,828)	3,357,183
Comprehensive income	$1,728,882	$12,237,124

Earnings per share, basic and diluted	$0.10	$0.19

Weighted average number of shares	50,164,962	47,973,428

F-2

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	$4,791,710	$8,879,941
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment	2,959,616	2,041,130
Written off property, plant and equipment	942,224	267,673
Allowance for credit losses	-	3,682
Amortization of intangible assets	4,024	4,499
Amortization of land use right	13,628	13,699
Amortization of right-of-use asset	44,742	1,554
Deferred income taxes	(90,183)	(34,243)
Changes in operating assets and liabilities:
Accounts receivable	(1,342,569)	(1,050,172)
Inventories	3,969,175	2,216,516
Prepaid expenses and other current assets	2,948,747	45,132
Other non-current assets	47,813	6,444
Accounts payable	1,222,520	6,173,326
Notes payable	1,052,295	-
Deferred revenue	(7,688)	(9,961)
Taxes payable	401,900	(549,033)
Lease liabilities	(36,427)	(46,482)
Accrued expenses and other payables	(949,952)	(1,052,254)
Net cash provided by operating activities	15,971,575	16,911,451

Cash flows from investing activities:
Purchase of property, plant and equipment	-	(11,581)
Purchase of intangible assets	-	(550)
Net cash used in investing activities	-	(12,131)

Cash flows from financing activities:
Proceeds from short-term loans	2,512,703	1,788,860
Proceeds from long-term loans	4,187,839	380,096
Repayment of short-term loans	(3,769,055)	(1,926,464)
Repayment of long-term loans	(1,078,368)	(1,077,623)
Deferred offering costs	-	(417,826)
Issuance of ordinary shares, net of offering costs	1,080,868	-
Net cash (used in) provided by financing activities	2,933,987	(1,252,957)

Effect of exchange rate changes on cash held in foreign currencies	2,851,960	(2,121,674)
Net increase in cash	21,757,522	13,524,689
Cash at beginning of the year	88,808,084	90,963,594
Cash at end of the year	$110,565,606	$104,488,283

Supplemental disclosures of cash flows information:
Cash paid for income taxes	677,899	3,590,131
Cash paid for interest expense	532,852	507,699

F-3